FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

September 28, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby notifies of resolutions adopted by the extraordinary general shareholders` meeting of WBD Foods on September 10, 2004.

1. On the agenda item, “Early termination of the powers of all members of the Company’s Board of Directors”.

1.1. Be it resolved not to adopt a resolution on an early termination of authorities of all members of the Company’s Board of Directors.

2. On the agenda item, “Concerning approval of transactions involving interested parties”.

2.1. In fulfillment of the formal requirements of the Federal Law on Joint Stock Companies regarding the conclusion of transactions involving a potential interest, and in view of the absence of a genuine conflict of interests, be it resolved that the following transactions be approved:

2.1.1        Indemnification agreements between WBD Foods and each of the following individuals – officials of WBD Foods: members of the Board of Directors of WBD Foods Guy de Selliers, M.V. Dubinin, Michael O’Neill, A.S. Orlov, S.A. Plastinin, V.A. Tutelyan, V.N. Sherbak, D. Iakobachvili, E.G. Yasin, and E. Linwood Tipton; members of the Management Board of WBD Foods Ya.Z. Ioffe, M.G. Kagan, A.E. Malyutin, V.V. Preobrazhensky, D. Yadegarjam, as well as Giuffredi Francesco (which shall be concluded no earlier than the date when he becomes a member of the Management Board), under which (agreements) such persons shall be indemnified against all costs and expenses incurred thereby in connection with any lawsuits, claims, judicial proceedings or litigations arising or resulting from performance by such officials of their obligations of members of the Board of Directors and/or members (officials) of the Management Board of WBD Foods, respectively (with Guy de Selliers, M.V. Dubinin, Michael O’Neill, A.S. Orlov, S.A. Plastinin, V.A. Tutelyan, V.N. Sherbak, D. Iakobachvili, E.G. Yasin, E. Linwood Tipton, Giuffredi Francesco, Ya.Z. Ioffe, M.G. Kagan, V.V. Preobrazhensky, D. Yadegarjam, and A.E. Malyutin acting as Beneficiaries).

2.1.2        Agreement on reimbursement of litigation costs between WBD Foods and each of the following individuals – officials of WBD Foods: members of the Management Board of WBD Foods Ya.Z. Ioffe and M.G. Kagan, under which (agreements) WBD Foods agrees to reimburse such officials for all costs and expenses incurred in connection with any lawsuits, claims, judicial proceedings or litigations arising or resulting from performance by such officials of their obligations as members of the Management Board of WBD Foods (with Ya.Z. Ioffe and M.G. Kagan acting as Beneficiaries).

2.1.3.       A promissory note whereby Rubtsovsk Dairy CJSC (the “Promisor”) unconditionally agrees to pay WBD Foods (the “Promisee”) or to the order of the said Promisee, upon the presentation of the note for payment, but not later than on February 4, 2005, an amount of RUR 236 248 439,45 together with interest on the said amount at  9,5% per annum. (Beneficiary: Rubtsovsk Dairy CJSC).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	September 28, 2004